SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



             RYANAIR ANNOUNCES NEW RANGE OF SELF-CATERING COTTAGES

Ryanair, Europe's No.1 low fares airline, today (31st July 03) announced a new deal to provide Ryanair holiday makers with a choice of self-catering cottages in England, Ireland, Scotland, Wales and France. Ryanair passengers can now book a low cost self-catering cottage online at www.ryanair.com.

Ryanair's Commercial Director of Ryanair.com, Conal Henry said:

"Ryanair already offers unbeatable value when it comes to low fares and hotel rates throughout Europe, and now we can offer Ryanair passengers and their families a greater range of accommodation options.

"There are over 4,000 cottages to choose from, with prices starting from EUR 49 per person per week for 4 people, and for a number of them that means pets included!

"Self-catering cottage holidays offer Ryanair passengers total flexibility on their holiday. We take care of getting the cottage set up, giving travelers the freedom to tailor their own break. We'll prepare the accommodation, give them directions how to get there, plus a guide to events and places of interest. And the owner or key-holder will always be close at hand if you need any help or advice".

To book a self-catering with Ryanair, visit www.ryanair.com and click on the "Self-Catering Cottages" link on the home page.



Ends      31st July 2003

For further information:

Paul Fitzsimmons - Ryanair  Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228      Tel: 00 353 1 4980 300







END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 July, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director